UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

First Quarter 2025 Results of International Game Technology PLC

On May 13, 2025, International Game Technology PLC (NYSE:IGT) (the "Company") reported results for the quarter ended March 31, 2025.

On May 13, 2025, the Company also announced that the Board of Directors declared a quarterly cash dividend of $0.20 per share on its ordinary shares. The dividend is payable on June 12, 2025 to holders of record as of the close of business on May 29, 2025.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

Exhibit Number	Description

99.1	News Release "International Game Technology PLC Reports First Quarter 2025 Results" dated May 13, 2025
99.2	Presentation "International Game Technology PLC 2025 First Quarter Results period ended March 31, 2025", dated May 13, 2025

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release "International Game Technology PLC Reports First Quarter 2025 Results" dated May 13, 2025
99.2	Presentation "International Game Technology PLC 2025 First Quarter Results period ended March 31, 2025", dated May 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2025	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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